

May 1, 2012

Via E-Mail
Mr. Brian P. McKeon
Chief Financial Officer
Iron Mountain Incorporated
745 Atlantic Avenue
Boston, Massachusetts 02111

> **Re:** **Iron Mountain Incorporated**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **File No. 001-13045**

Dear McKeon:

We have reviewed your response letter dated April 23, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filing and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Note 10. Commitments and Contingencies, page 130

(h) Government Contract Billing Matter, page 133

1. We note from your response to our prior comment three that should it be determined that an adjustment is necessary in future period, you will assess, at that time, whether the adjustment is a result of a change in estimate or the correction of an error and the accounting and disclosure will be assessed accordingly. However, we would like you to revise your future filings to disclose the possibility of a future adjustment and your planned accounting treatment for such an adjustment. Please note that this disclosure should be included even in periods that do not include an adjustment to the amounts already recorded as corrections of an error. Please confirm that you will include this disclosure as requested.

Note 14. Discontinued Operations Digital Operations, page 136

2. We note from your response to our prior comment four that any change in the estimated amount of working capital will be disclosed in the notes to the financial statements and recorded within Gain(loss) on Sale of Discontinued Operations, Net of Tax in your statements of operations. However, as previously requested, we would like you to revise future filings to disclose how you will account for any changes in the working capital adjustment in your financial statements, whether or not there has been any change in that reporting period. Please confirm that you will revise your notes accordingly.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief